[Missing Graphic Reference]August 10, 2009

Board of Directors MDI, Inc. C/o Mr. Richard A. Larsen Senior Vice President, General Counsel & Secretary 12500 Network Blvd., Suite 306 San Antonio, TX 78249

Gentlemen:

You have retained Hill Schwartz Spilker Keller LLC (“HSSK”) to render a financial fairness opinion (the “Opinion”) to the Board of Directors of MDI, Inc. (“MDI” or the “Company”) in connection with the proposed merger transaction (the “Transaction”) between the Company and Almana Networks International, Inc. (“ANII”), a newly-formed Delaware Corporation, pursuant to which the common stockholders of MDI, prior to the Transaction, (“Stockholders”) will retain approximately 20% of the fully-diluted common stock capitalization of MDI and ANII stockholders will be issued shares of MDI common stock, representing approximately 80% of the fully-diluted common stock capitalization of MDI. Our Opinion is concerned solely with the consideration offered to Stockholders in the Transaction. Our Opinion does not in any manner address the fairness of the amount or the nature of any compensation to any preferred stockholders, officers, directors or employees, or class of such persons, relative to the compensation to the Stockholders.  In preparing this Opinion, we have assumed that the Transaction will be consummated as proposed.

HSSK is experienced in the valuation of businesses and securities in connection with mergers and acquisitions, litigation, financial reporting, estate planning and reporting, and other purposes. HSSK will receive a fee from MDI for our services in rendering this Opinion that is not contingent upon the opinion expressed or the completion of the Transaction, and MDI has agreed to indemnify us for certain liabilities arising out of our engagement. Other than providing the Opinion to the Board of Directors of MDI, HSSK has not acted as a financial advisor to any party to the Transaction that is subject to the Opinion.  Neither HSSK nor our employees have any present or contemplated future interest in any party to the Transaction that might tend to prevent us from rendering a fair and unbiased opinion.

In connection with this Opinion, we have:

(i)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

HOUSTON • WASHINGTON, D.C. • DALLAS

San Felipe Plaza • 5847 San Felipe • Suite 3100 • Houston, Texas 77057 • (713) 771-5011 • Fax (713) 759-0968
www.hsskgroup.com
Board of Directors MDI, Inc. August 10, 2009

(ii)
Conducted discussions and correspondence with certain executive officers and representatives of MDI and ANII concerning the Company’s past and current operations, financial condition and the prospects of the Company;

(iii)	Reviewed the reported prices and trading activity for the Company’s common stock on NASDAQ and U.S. over-the-counter (“OTC”) markets;

 (iv)           Reviewed certain documents in regard to the proposed Transaction; and
 (v)           Performed such other analyses and considered such other factors as we deemed appropriate.

In preparing this Opinion, we have relied upon the accuracy and completeness of all information supplied or otherwise made available to us or publicly available, and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information.  We were not provided and, accordingly, did not review the historical financial statements of ANII or its affiliate, Almana Network Solutions (“ANS”); however, we were provided with a letter of commitment from ANS to ANII regarding subcontracting agreements between ANS and ANII involving guaranteed and anticipated margins.  We were also provided with a letter of commitment from ANS to ANII regarding the availability of a line of credit for working capital.

It is understood that this letter is for the information of the Board of Directors of MDI and may not be used for any other purpose without our prior written consent, except that a copy of this opinion letter may be included in its entirety or in any circular to be sent to Stockholders in connection with the Transaction.  Our Opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the Opinion, and we do not have any obligation to update, revise or reaffirm this Opinion.  In rendering our Opinion, we did not consider the impact of changes in the regulatory environment in which the Company operates.

This Opinion, which has been approved by our fairness opinion committee, was undertaken at the behest of and for the benefit of the Board of Directors of MDI alone.  To the extent a vote of the Company's stockholders is required or sought, our Opinion does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should vote on the Transaction. The Opinion does not address the relative merits of the Transaction and any other transaction or business strategies discussed by the Company's Board of Directors as alternatives to the Transaction or the decision of the Company's Board of Directors to proceed with the Transaction.  We do not express and should not be deemed to have expressed any views on any other terms of the Transaction.  We have not been requested to and did not solicit third party indications of interest in acquiring or investing in the Company.  We do not express in any manner an opinion as to the prices at which the Company’s common stock may transact at any time prior to or following the Transaction.
Board of Directors MDI, Inc. August 10, 2009

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description.  Furthermore, in arriving at our opinion, HSSK did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis or factor. Accordingly, HSSK believes that our analysis must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.

Subject to and based upon the foregoing, it is our opinion that, as of the date of this letter, the consideration to be received by the Stockholders is fair from a financial point of view.

Sincerely,

[Missing Graphic Reference]
HILL SCHWARTZ SPILKER KELLER LLC

Addendum to, but not part of, a fairness opinion dated August 10, 2009 addressed to the Board of Directors of MDI, Inc.

The Board of Directors of MDI, Inc. (“MDI”, or the “Company”) retained Hill Schwartz Spilker Keller LLC (“HSSK”) to provide financial advisory services for the purpose of rendering a financial fairness opinion in connection with the proposed merger transaction (the “Transaction”) between the Company and Almana Networks International, Inc. (“ANII”).  We have attached a draft letter to the Board of Directors, to be dated the date of the meeting of the Board of Directors to consider the Transaction, in which we render our opinion that as of such date, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the common stockholders of MDI, as part of the Transaction, is fair, from a financial point of view, to such common stockholders.

In connection with rendering its opinion, HSSK, among other things:

(i)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

(ii)
Conducted discussions and correspondence with certain executive officers and representatives of MDI and ANII concerning the Company’s past and current operations, financial condition and the prospects of the Company;

(iii)	Reviewed the reported prices and trading activity for the Company’s common stock on the NASDAQ and U.S. over-the-counter (“OTC”) markets;

(iv)	Reviewed certain documents in regard to the proposed Transaction; and

(v)	Performed such other analyses and considered such other factors as we deemed appropriate.

In arriving at our opinion, we relied upon the accuracy and completeness of all information supplied or otherwise made available to us or publicly available, and have not assumed any responsibility for independently verifying the accuracy or completeness of any such information.  Our opinion is based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of the opinion.  We do not have any obligation to update, revise or reaffirm our opinion.  We have assumed that there has been no material change in the Company's financial condition, results of operations, business or prospects since the date of the last financial statements available to us.  In rendering our opinion, we did not consider the impact of changes in the regulatory environment in which the Company operates.

The following is a summary of the material financial analyses we performed in connection with the preparation of our opinion.  Some of these summaries include information in tabular format.  In order to understand fully the financial analyses we used, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the analyses.

Description of the Transaction
Terms
A wholly-owned subsidiary of MDI will be merged with and into ANII and ANII will become a wholly-owned subsidiary of MDI.  ANII stockholders will receive shares of MDI common stock representing approximately 80% of the fully-diluted common stock capitalization of MDI and stockholders of MDI, prior to the Transaction, (“Stockholders”) will retain common stock representing approximately 20% of the fully-diluted common stock capitalization of MDI.  In connection with the Transaction, MDI will sell two wholly-owned subsidiaries of the Company, Monitor Dynamics, Inc. and Structure REDS, LLC (the “Subsidiaries”), to 214 Investments, Inc. (“214 Investments”), an entity owned by certain executive officers of MDI, in consideration for the issuance of an unsecured non-recourse convertible promissory note in the aggregate principal amount of $1,000,000 (the “Promissory Note”).  The Subsidiaries represent substantially all of MDI’s current business.

Other significant terms of the transaction include:
•	All directors and officers of MDI will resign prior to or at the time of the closing of the Transaction.
•
Certain executive officers of MDI will waive their right to receive severance or change in control payments under their individual employment contracts, including: J. Collier Sparks, CEO & President; Michael Sweet, Senior Vice President, CFO & COO; Richard Larsen, Senior Vice President, General Counsel & Secretary; Mike Garcia, Senior Vice President Marketing & Sales; Tim Rohrbach, Vice President, CTO, Engineering; and Justin Oberman.

•
214 Investments, in connection with acquisition of the Subsidiaries, will acquire ownership of substantially all of the intellectual property of MDI, and will license that intellectually property, perpetually and without royalty or restriction, to MDI.

•
MDI will enter into a five-year non-competition agreement with 214 Investments regarding certain clients within the United States, including all branches and agencies of the U.S. government, its States and Territories.

Consideration
In consideration for relinquishing approximately 80% of the fully-diluted capitalization of the Company, the Stockholders will retain approximately 20% of the fully-diluted capitalization of post-Transaction MDI, which will be the beneficiary of any proceeds generated by the merger with ANII and the Promissory Note.

New MDI Board of Directors and Executives
It is our understanding that the following individuals will serve as executives and directors of the post-Transaction MDI:
•	Swaraj Bontula, CEO and Board Member: Mr. Bontula is the CEO of Almana Network Solutions, one of the top systems integration companies in Qatar and an affiliate of ANII.
•
Robert Schorr, Vice President of Sales Marketing and Business Development:  Mr. Schorr is a security systems specialist with over 20 years of experience in electronic security systems, products and integration services.

•	John Linton, Vice President of Operations: Mr. Linton has over 15 years of experience in early stage technology and security companies.
•
Saud Almana, Board Member:  Mr. Almana is the Vice Chairman of the Almana Group, one of the largest organizations in Qatar.  Mr. Almana sits on the boards of numerous Qatari companies including that of the national stock exchange.

•	Jeff W. Fields, Board Member: Mr. Fields is currently the President of Green Fields Consulting, an enterprise security and life safety consulting group.

Description of ANII
ANII is a newly-formed entity and is an affiliate of Almana Network Solutions (“ANS”), a Qatari company that was formed four years ago to address large information technology (“IT”) systems integration projects in the Middle East.  As a result of serving this market, ANS developed capabilities in providing systems integration for physical and electronic security solutions.  For the past several years, ANS and MDI have worked together to provide products and services related to physical and electronic security, primarily within Qatar.

ANII, through ANS, is affiliated with the Almana Group, one of the largest privately-held businesses in Qatar, which is owned and operated by one of Qatar’s oldest and most commercially successful families.  ANII plans to utilize the business and government connections available through the Almana Group to continue developing and implementing integrated security solutions for electronic and physical security globally, and particularly within the Middle East and India.

Description of the Promissory Note
In connection with the Transaction, MDI will sell the Subsidiaries to 214 Investments, an entity owned by certain executive officers of MDI, in consideration for the issuance of the Promissory Note.  The Promissory Note is non-amortizing, carries an annual interest rate of 4% and is due in full no later than August 2014.

MDI has reported several years of negative operating results, and as the Subsidiaries represent substantially all of the business of MDI, there is reasonable doubt as to their ability to generate the funds necessary to repay the aggregate principal and interest of the Promissory Note.  As the Subsidiaries will operate free of the regulatory costs of a public company and without the legal liabilities of MDI, cash flow may improve somewhat and increase the chance of Promissory Note repayment relative to indications from historical results.

Should MDI not receive cash consideration for repayment of the Promissory Note, the convertibility feature of the Promissory Note has the potential to create an equity position very similar to the current equity position of the Stockholders, as the Subsidiaries represent substantially all of MDI’s current business.  The Promissory Note is convertible into $1,000,000 of common stock in 214 Investments, the owner of the Subsidiaries.  The conversion price of the stock is determined by dividing three times the annualized revenue of 214 Investments by the number of shares of 214 Investments’ common stock outstanding at the time of the conversion.  The conversion rate is set so that the conversion price multiplied by the conversion rate is equal to $1,000,000, the face amount of the Promissory Note.

Strategic Alternatives to Transaction
Due to the nature of the consideration to be received by Stockholders in the Transaction, and the fact that substantially all of the existing business is being sold to an entity owned by certain executive officers of MDI, we discussed with Management certain strategic alternatives that were considered by the Company prior to the Transaction.

Equity Issuance
In the years prior to the Transaction, Management was able to obtain the financing necessary for on-going business operations by issuing equity.  Within the last year, the stock price of MDI reached approximately $0.64 per share, over 12 times the current market price.  At a current market price of $0.05 per share, with approximately 35.6 million shares outstanding, issuing sufficient equity to provide a substantial portion of the Company’s future financing needs would be very difficult and, if obtained, would be highly dilutive to the Stockholders.

Debt Financing
Management indicated that due, in part, to the Company’s several years of negative operating performance, financing through bank debt was not a viable option.

Going Private or Going Dark
Management indicated that going private and going dark options were investigated, due to the fact that the filing, compliance, and related costs of being a public company are not insignificant to MDI.  Management indicated that absent a third-party transaction of some type, these options were unlikely to be approved by Stockholders, despite the filing, compliance, and related cost savings.  Additionally, MDI would find it difficult to finance either a going private or going dark transaction.

Alternative Transactions
Management indicated that the Company had, at certain times prior to the Transaction, secured the services of an investment bank and held discussions with entities having business lines similar to that of the Company in regards to executing transactions with the Company.  Management was unable to locate parties willing to execute a transaction on terms that were deemed beneficial to the Stockholders.

Bankruptcy
Management indicated that absent a transaction, should the Company’s financial performance continue to reflect its historical financial performance, a bankruptcy filing was possible.  Bankruptcy protection is unlikely to increase Stockholder value beyond the current market equity price.  In the current market, the ability to obtain debtor-in-possession financing is highly uncertain.

Summary of Strategic Alternatives
Management investigated alternatives to this Transaction including additional sources of financing and transactions with parties other than ANII.  Management indicated that alternatives to this Transaction were unavailable or not likely to benefit Stockholders.

Equity Market Values and Control Premiums
Historical Share Price Analysis
We examined the historical trading prices and daily trading volume for MDI common stock on the NASDAQ and OTC markets for the twelve month period ended August 7, 2009.  We noted that during that period the closing price per share of MDI common stock ranged from $0.03 to $0.64 per share.  We also noted that the average daily trading volume was approximately 86,000 shares for the twelve month period and that shares were traded on 97% of the available trading days.  In situations of adequate trading volume, it is common to place more confidence in recent trading prices rather than longer-term average trading prices.  Therefore, we considered the range of MDI common stock trading prices over the last three months, $0.04 to $0.08 per share, as representing an accurate indication of the value of MDI common stock.

[Missing Graphic Reference]

Control Premium Analysis
We researched certain studies comparing the acquisition price of a public company to the pre-acquisition announcement price of the company’s publicly-traded stock.  One such series of studies is published annually in the Mergerstat® Review (“Mergerstat”).

The following chart summarizes the premiums reported by Mergerstat over the previous five years.  Control premiums ranged from 23.1% to 36.5% and averaged 25.8% (the average was weighted by the number of transactions in each year).  We noted that the 2008 median premium had increased markedly from the relatively stable premiums of the 2004-2007 period.

 [Missing Graphic Reference]

Control Premium Analysis (Size Comparison).  In addition to presenting data on the total population of observed transactions, Mergerstat stratifies control premium data based on the size of the company transacted. The studies show that control premiums tend to increase as the size and purchase price of the acquired company decreases.  The average for companies with purchase prices of $25 million or less averaged 31.4% over the last five years reported.  Unlike the 2008 general market premium, the 2008 company size-specific premium was within the range of the premiums of the prior four years.

 [Missing Graphic Reference]

Control Premium Analysis (Industry Comparison).  Mergerstat also stratifies control premium data over 50 industry classes according to SIC Code.  The Company’s SIC Code places it in the Miscellaneous Services category.  The median control premiums for Miscellaneous Services in recent years follow.  The average median premium for Miscellaneous Services over the latest five years, 36.1%, was significantly higher than the general market premium.  Like the 2008 general market premium, the 2008 Miscellaneous Services median premium was much larger than the premiums of the last several years.

 [Missing Graphic Reference]

Control Premium Analysis Summary.  The summarized findings from the review of the Mergerstat studies are presented as follows:

 [Missing Graphic Reference]

The control premium was selected based on the following considerations:

•
Given the several years of negative operating results and the real prospect of the Company filing for bankruptcy protection, it is our judgment that current stock price of MDI reflects a significant component of option value that contemplates a strategic alternative such as the Transaction.

•
The highest of the premium indications, the 36.1% average premium for Miscellaneous Services, is an average of premiums from an imprecise group of companies that may or may not reflect businesses and business opportunities similar to that of the Company.

Based upon these considerations a premium at the lower end of the range indicated by the selected Mergerstat categories was chosen.  It was concluded that a 25% premium over the recent average trading range of $0.04 to $0.08 is a reasonable estimate of the premium that would be expected by the Stockholders in the Transaction.

Stockholder Value with Control Premium
The following table presents the concluded range of common stock capitalization, control premium, and range of controlling value of common stock capitalization.

[Missing Graphic Reference]

Present Value of Anticipated Cash Flow from ANII
ANII will assign seven signed contracts (the “Assigned Contracts”) with revenue totaling approximately $18 million to MDI, contingent upon the successful completion of the merger.  ANII also has a subcontracting agreement in place, related to a pending project (the “Pending Project”), totaling approximately $20 million in revenue, which will be assigned subject to the successful completion of the merger.  ANII anticipates that the Assigned Contracts and the Pending Project will be completed in approximately the first year of operation.  ANII has also provided a forecast of future income based on current contract negotiations, growth expectations, and anticipated margins.  ANII will subcontract the Assigned Contracts to ANS for contractually-guaranteed margins ranging from 15-30%.

In addition to the cash flow from normal business operation referenced above, the Transaction will allow MDI the financial flexibility to pursue and benefit from litigation in which MDI is currently the plaintiff, litigation which is currently in jeopardy of not being prosecuted due to the Company’s financial constraints.  The management change and enhanced financial flexibility after the Transaction may also serve to limit the financial impact of lawsuits in which MDI is the defendant.  Note that the cash flow projections presented in the following pages do not contemplate the potential benefit or liability from currently active litigation, all of which stays with MDI after the Transaction.

The discount rates utilized in the following analysis were estimated after consideration of a number of factors including the following:

•	The primarily foreign-based origins of the existing and contemplated contracts;
•	The start-up or early-stage nature of the post-Transaction company;
•	The relative certainty of revenues and margins from the Assigned Contracts;
•	The relative uncertainty of forecasted cash flows beyond year one;
•	The industry in which the company will operate;
•	The size of the company; and
•	Other specific risks faced by the company.

We also considered indications of the weighted-average cost of capital (“WACC”) that were estimated utilizing both the capital asset pricing model and build-up approaches to calculating the cost of capital.

Presented below is an analysis of the cash flow the Assigned Contracts and the Pending Project.  The Assigned Contracts are discounted at a lower rate than the Pending Project, as cash flows from the Assigned Contracts are more certain.  Preferred stock of $977,000 is subtracted prior to determining the value of the 20% common equity interest to Stockholders.  Due to significant limitations on the future use of net operating losses, net income reflects the full burden of income taxes.

   [Missing Graphic Reference]

The estimated present value of the cash flow from the Assigned Contracts and the Pending Project are cumulatively worth approximately $613,600 to the Stockholders.  As this represents relatively certain cash flow, this is viewed as the lower bound of the estimated consideration to Stockholders.

Following is an analysis of the cash flow derived from the income statements projected by ANII.  Note that the discount rate for Future Period 1 is lower than the discount rates of subsequent periods as a majority of the cash flow in Future Period 1 is comprised of the Assigned Contracts and Pending Project.  Cash flows from Future Periods 2 to 4 are discounted at the estimate of the WACC, which is higher than the discount rate used in Future Period 1.  A terminal value is estimated to capture the cash flow benefits of all periods after Future Period 4.  The terminal value assumes that cash flow will grow at 3.8% in perpetuity.  The value to Stockholders excluding the contribution of the terminal value is also presented.  As in the prior analysis of Stockholder value, $977,000 of preferred stock is subtracted prior to determining the value of the 20% common equity interest to the Stockholders.  Due to significant limitations on the future use of net operating losses, net income reflects the full burden of income taxes.

   [Missing Graphic Reference]

The present value of cash flow available to the Stockholders, estimated utilizing projected income statements provided by ANII, is approximately $11.4 million.  In the interest of providing some sensitivity analysis to the present value of cash flows forecast into perpetuity, we have calculated the present value available to Stockholders from Future Periods 1 to 4, excluding the terminal value, of $5.2 million.

Controlling Common Stock Value Relative to Consideration
Taking into account the range of controlling common stock capitalization values that could reasonably be expected by the Stockholders, we have concluded that the consideration, 20% of the fully-diluted common stock capitalization of post-Transaction MDI, which will be the beneficiary of any proceeds generated by the merger with ANII and the Promissory Note, is fair from a financial point of view.

In connection with the Transaction proposed by the MDI Board of Directors, we performed a variety of financial and comparable analyses for purposes of rendering our opinion.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description.  Furthermore, in arriving at our opinion, we did not attribute any particular weight to any analysis or factor we considered, but rather made qualitative judgments as to the significance and relevance of each analysis or factor.  Accordingly, we believe that the summary provided and the analyses described above must be considered as a whole and that considering any portion of such analysis and of the factors considered, without considering all analyses and factors could create a misleading or incomplete view of the process underlying our analyses and opinion.  In performing our analyses, we made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company.  Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values which may be significantly more or less favorable than as set forth therein.  The analyses performed were prepared solely as part of our analyses of the fairness of the consideration to be received by the Stockholders pursuant to the terms of the Transaction, from a financial point of view, and were prepared in connection with the delivery of our opinion, dated August 10, 2009, to the MDI Board of Directors.

Our opinion is one of many factors taken into consideration by the MDI Board of Directors in making its determination to approve the proposed Transaction.  The foregoing summary does not purport to be a complete description of the analyses performed by us.

As part of our financial advisory activities, we are experienced in the valuation of businesses and securities in connection with mergers and acquisitions, litigation, financial reporting, estate planning and reporting, and other purposes.  Pursuant to an engagement letter dated July 6, 2009, MDI agreed to pay us a fixed fee in connection with the rendering of a fairness opinion that is not contingent upon the completion of the Transaction.  In addition, MDI has agreed to indemnify us and our personnel from and against certain claims, liabilities, obligations, costs and expenses arising out of or relating to our engagement and any related transactions.